AEXLAB INC.



ANNUAL REPORT

44 W Flagler St.

Miami, FL 33130

(305) 215-7459

https://aexlab.com

This Annual Report is dated May 2, 2022.

BUSINESS

AEXLAB Inc. ("AEXLAB", "we", "us", "our", or the "Company") is a virtual reality ("VR") studio developing VR and augmented reality ("AR") technologies, including VR games and social experiences.

At AEXLAB, our mission is to apply our technologies to further virtual reality as a first-class social experience.

Our Principal Product - VAIL VR

AEXLAB's primary focus at the time of this Form C-AR is completing development and commercializing our flagship product, "VAIL VR", which is an online, multiplayer, VR tactical shooter and social experience set in a dismal near-future world. VAIL VR is fully functional but still under development in the 'beta phase' as we continue to build out levels and certain other features and functionality for the game. See "Current Stage and Roadmap" for more information.

Business Model

In the long term, AEXLAB will generate revenue through game sales, in-game purchases, IP licensing, and media sales. In the near term, VAIL VR will be available on Steam upon its release for purchase and download to any PC or VR compatible headset.

Previous Offerings

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $20
Number of Securities Sold: 2,000,000
Use of proceeds: Operations
Date: January 15, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $1,041,258.00
Number of Securities Sold: 186,320
Use of proceeds: Operations, personnel payroll, and VR software development costs
Date: June 02, 2021
Offering exemption relied upon: Regulation CF

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $1,352,939.60
Number of Securities Sold: 70,694
Use of proceeds: Operations, personnel payroll, and VR software development costs
Date: July 13, 2021
Offering exemption relied upon: Regulation CF

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $4,749,960
Number of Securities Sold: 206,520
Use of proceeds: Operations, personnel payroll, and VR software development costs
Date: October 15, 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:
The Company has not yet started generating profits.

AEXLAB believes it is able to operate for 12 months without revenue generation, provided, however, that we may need to raise additional capital depending on market conditions and the costs of commercializing our principal product, VAIL VR.

If the Company runs out of capital, the Company believes it could release VAIL, and begin generating revenues - but believes that the more capital it can put into further development of the game before its release, the more successful VAIL will be upon release.

Foreseeable major expenses based on projections:

The Company's primary expense is software development, which consists almost entirely of payroll expenses.

The Company expects payroll and service provider costs to significantly increase during the next twelve months.

Future operational challenges:

The successful launch of our game, VAIL VR is the immediate challenge we face as a Company. In order for our game to be successful, we need to create a polished final product that is effectively marketed so that our game stands out from the competition.

We have a complete customer acquisition / go-to-market strategy, which includes, but is not limited to, the following:

- Esports and Teams Outreach (Build a rapport and continue to grow roots within the community of leagues, team owners and professional players)

- Live streams of competitive VAIL VR gameplay during the upcoming Beta Development Phases

- Beta releases and testing (Email signups -> streamers -> staggered distribution of keys via Twitch drops)

- Special limited edition in-game items for testers

- Opt-in beta model for the rollout of ranked play within the game

- Ranked seasons with exclusive rewards and resets to increase user engagement

- Esports tournaments to help foster a community of gamers and grow the game's recognition.

Future challenges related to capital resources:

Software Development is expensive, and we estimate that it will be our biggest expense in the near future as we finalize the development of VAIL VR.

We also will incur marketing, advertising, and other PR-related expenses while we endeavor to create a successful launch of our first game, VAIL VR.

Future milestones and events:

The next biggest milestone for the Company is launching VAIL VR.

The launch of VAIL VR will be the start of the Company's opportunity to start generating revenues, which we believe will lead to more revenue-generating opportunities and allow us to start generating profits.

For a description of our plan of operations for the next year and specific milestones we plan to reach, please see "The Company and Its Business - Current Stage and Roadmap".

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $5,023,858.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.


DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES


Our directors and executive officers as of the date hereof, are as follows:

Name: Jonathan Ovadia
Jonathan Ovadia's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO and Director
Dates of Service: January 15, 2021 - Present
Responsibilities: Business, finance, partnerships, community, marketing, public relations, capital raising, etc.
Other business experience in the past three years:
Employer: Royal Palm Companies
Title: Development Associate
Dates of Service: August 01, 2019 - January 01, 2021
Responsibilities: Provided support to Principal of firm in managing real estate development through all steps.

Name: Albert Ovadia
Albert Ovadia's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CTO and Director

Dates of Service: January 15, 2021 - Present
Responsibilities: Developing the Company's strategy for using technological resources. Ensuring technologies are used efficiently, profitably and securely. Evaluating and implementing new systems and infrastructure.

Name: Elizabeth Ann Clark
Elizabeth Ann Clark's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Creative Officer and Director
Dates of Service: January 01, 2021 - Present
Responsibilities: Responsible for making design decisions and setting the overall artistic direction of the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

NA

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Class B Common Stock, Preferred Stock, Class A Common Stock , and Equity Incentive Plan.

Class B Common Stock
The amount of security authorized is 2,000,000 with a total of 2,000,000 outstanding.
Voting Rights
Voting rights: One vote per share
Material Rights
Pursuant to the Company's Bylaws, the holders of the shares of Class B Common Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital

stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions) Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Preferred Stock
The amount of security authorized is 1,000,000 with a total of 0 outstanding.
Voting Rights
There are no voting rights associated with Preferred Stock.
Material Rights
If and when the board determines that it will designate preferred stock, the rights of those shares would be determined by a Certificate of Designations.

Pursuant to the Company's Bylaws, the holders of the shares of Preferred Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions) Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Class A Common Stock
The amount of security authorized is 5,000,000 with a total of 463,534 outstanding.
Voting Rights
There are no voting rights associated with Class A Common Stock .
Material Rights
Pursuant to the Company's Bylaws, the holders of the shares of Class A Common Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions) Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Equity Incentive Plan
The amount of securities outstanding is 345,254

Material Rights

The Company has adopted an Equity Incentive Plan, under which it has allocated an additional 154,746 shares of Class A Common Stock of the Company to be issued as equity compensation.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the

Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any shares of Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Class A Common Stock in the amount of up to $1,100,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We have substantially developed, but have not yet launched, VAIL VR, our first VR game. While we believe the game is substantially complete and functionally ready for launch, we are continuing development to refine and add-to the game. Delays or cost overruns in the development of VAIL VR and the failure of the game to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles. Such events could delay our plan of operations, or force us to release VAIL VR without our desired improvements, which ultimately could adversely affect our operating performance and results of operations, once the game is launched.

Minority Holder; Securities with No Voting Rights

The Class A Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Class A Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We are competing against other recreational activities

Although we are a unique company that caters to a select market (VR Gaming), we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our success is dependent on our management's ability to manage all aspects of our business effectively. Because we are relying on our small management team, we lack certain business development resources that may hurt our ability to grow our business. Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. We do not maintain a key person life insurance policy on any of the members of our management team. As a result, we would have no way to cover the financial loss if we were to lose the services of our directors or officers. Additionally, our management team is young, and therefore has limited experience compared to other video game companies that have seasoned management teams with years of experience running video game companies. This could present challenges that other Companies do not face, which may harm the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including technology, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses, which could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a technology-based business, we may be vulnerable to hackers who may access our data. In the video game industry, a common occurrence is "ransomware" attacks, where a hacker steals all of our data, technology development, and code, and demands payment in order to restore the stolen data. Such an occurrence could be very expensive to remedy, and could significantly impair our operating results. Further, any significant disruption in service on the intended distributors for our game (such as STEAM) or its computer systems could reduce the could harm our reputation and materially negatively impact our financial condition and business.

We have a limited operating history upon which you can evaluate our performance, and have not yet generated revenues or profits. Accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company was organized under the laws of the State of Delaware on January 15, 2021 and we have not yet generated revenue or profits. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and most importantly, the successful launch of the VR game, "VAIL VR" we have substantially developed. We anticipate that our operating expenses will increase in the near future, and we cannot assure you that we will generate revenue or become profitable in the near future. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as new company.

We anticipate initially sustaining operating losses

We anticipate that we will initially sustain operating losses. Our ability to generate revenue and become profitable depends on the Company fully developing and launching its first game, VAIL

VR, which will then allow the Company to generate revenues on this game. We cannot assure you that we will be successful fully developing the game, or that, once fully-developed, it will generate any revenues. Unanticipated problems and expenses are often encountered in offering new products, which may impact whether the Company is successful. Furthermore, we may encounter substantial delays and unexpected expenses related to development, technological changes, or other unforeseen difficulties. We cannot assure you that we will ever become profitable. If the Company sustains losses over an extended period of time, it may be unable to continue in business.

We are and may continue to be significantly impacted by the worldwide economic downturn due to the COVID-19 pandemic.

In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the U.S., Europe and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the operations of the Company, which could negatively impact your investment in the Company. The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition. The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Our Company does not currently hold any patents, trademarks, or copyrights on its products, services or technology.

As of the date of this Offering Memorandum, the Company has not applied for any patents, trademarks, copyrights, or other intellectual property rights with respect to its products and technology. Even if we were to secure such intellectual property protection we may not be able to enforce such claims or if we do enforcement may be a significant cost. Further, there is no guarantee that the Company will ever be issued patents, trademarks, copyrights, or other intellectual property on its products or technology, if and when it applies for such protections. If we are unable to secure protection for our intellectual property, other companies with greater resources may copy our technology and/or products, or improve upon them, putting us at a disadvantage to our competitors.

If we cannot keep pace with rapid technological developments, our business could suffer.

The industry we operate in is subject to rapid change. The occurrence of rapid, significant, and disruptive technological changes may result in new and innovative games or technology which could place us at a competitive disadvantage and reduce the use and demand of our products. If we are unable to adapt to such changing circumstances, demand for our games could decline, causing our results of operations to suffer.

The shares of Class A Common Stock being sold in this Offering are non-voting.

Investors will be holders of Class A Common Stock. These shares are non-voting. Therefore, investors in this Offering will have a limited ability to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, approving a stock option plan, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval.

As we face intense competition in the video game industry, we will have to compete with our competitors for financing and for qualified managerial and technical employees.

The video game industry is intensely competitive in all of its phases. Competition includes large established video game development companies with substantial capabilities and with greater financial and technical resources than we have. As a result of this competition, we may be unable to acquire additional attractive video game properties or financing on terms we consider acceptable. We also compete with other video game companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for financing or for qualified employees, our exploration programs may be slowed down or suspended.

Our Independent Accountant's Review Report on our Financial Statements includes a "going concern" opinion.

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from this Offering, and additional debt and/or equity financing as determined to be necessary. There are no assurances that we will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

Our products are subject to the threat of piracy and unauthorized copying, and inadequate intellectual property laws and other protections could prevent us from enforcing or defending our proprietary technologies.

We regard our software as proprietary and, while we have not yet sought registration to formally protect our intellectual property, we expect we will rely on a variety of methods, including a combination of copyright, patent, trademark and trade secret laws and employee and third-party nondisclosure agreements, to protect our proprietary rights. The process of registering and protecting these rights in various jurisdictions will be expensive and time-consuming. Further, unauthorized copying is common in the video game industry, and if unauthorized copying of our software products were to occur, it could negatively impact our business. Policing unauthorized sale, distribution and use of our products is difficult, expensive, and time-consuming, and software piracy (including online piracy) is a persistent problem in the video game industry. Further, the laws of some countries in which our products may be distributed either do not protect our products and intellectual property rights to the same extent as the laws of the United States, or are poorly enforced. Legal protection of our rights may be ineffective in such countries. In addition, though we take steps to make the unauthorized sale, distribution and use of our products more difficult and to otherwise enforce and police our rights, as do the manufacturers of consoles and the operators of other platforms on which many of our games are played, our efforts and the efforts of the console manufacturers and platform operators may not be successful in controlling the piracy of our products in all instances. We also cannot be certain that existing intellectual property laws will provide adequate protection for our products in connection with emerging technologies. All of these factors could negatively impact our business.

The Company's success is dependent on one primary product, which it has not yet released.

The Company's primary product is VAIL VR, a virtual-reality video game. Although the Company may develop other products, games, or revenue generating business activities in the future, the Company's survival in the near term depends upon being able to monetize VAIL VR and obtain a sufficient user base to make a profit. If we fail to successfully launch and make sufficient sales of VAIL VR (which is currently functional enough to be launched), the Company will likely fail, and you may lose your entire investment. Further, the video game industry is intensely competitive, and is dominated by several large corporations with significantly greater resources than the Company. In order to continue to survive in this industry, the Company will need to continue to innovate - either by improving VAIL VR, or creating new games, products, or technology that will lead to revenues for the Company. Creating new products and technology is risky and difficult, and there is no guarantee the Company will be able to do so successfully. The failure of the Company to continue to innovate could harm the value of your investment.

The Company's Board of Directors may require stockholders to participate in certain future events, including our sale or the sale of a significant amount of our assets.

Our stockholders will be subject to a drag-along provision related to the sale of the Company. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the Company, or agrees to a liquidation or winding down of the Company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the Drag-Along Price or otherwise participate in the Drag-Along Transaction even if they don't want to sell their shares at that price or participate in the Drag-Along Transaction. (For definitions of these terms, see our Bylaws.) Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

AEXLAB INC.

By   /s/ */s/ Jonathan Ovadia*

     Name: AEXLAB INC.

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

AEXLAB Inc.
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	
Sales - NFT	2,328,183.90
Total Income	2,328,183.90
Cost of Goods Sold	
Transaction Fees	255,194.85
Total COGS	255,194.85
Gross Profit	2,072,989.05
Expense	
Compensation Expense	4,067,834.28
Miscellaneous Expenses	3,000.00
Parking	5,810.97
Cleaning Expenses	955.00
Recruiting	1,011.59
Repair & Maintenance	613.87
Uniforms	7,756.74
Postage & Delivery	3,427.65
Marketing	1,141,053.50
Contractor Expense	277,481.29
Advertising and Promotion	162,807.22
Bank Service Charges	7,548.86
Computer and Internet Expenses	37,865.02
Continuing Education	296.65
Depreciation Expense	13,969.76
Dues and Subscriptions	6,204.87
Insurance Expense	11,246.10
Meals and Entertainment	44,152.79
Office Supplies	34,150.97
Payroll Expenses	418,677.37
Payroll Taxes	34,002.25
Professional Fees	
Audit	8,120.00
Professional Fees - Other	93,467.50
Total Professional Fees	101,587.50
Rent Expense	98,762.61
Travel Expense	20,237.14
Utilities	779.81
Fundraising Fees	0.00
Total Expense	6,501,233.81
Net Ordinary Income	-4,428,244.76
Other Income/Expense	
Other Income	
Deferred Income Tax Expense	1,110,695.00
Other income	
Gain on sale from ETH to USD	3,001.19
Total Other income	3,001.19
Total Other Income	1,113,696.19

AEXLAB Inc.
Profit & Loss
January through December 2021

	Jan - Dec 21
Other Expense	
Other Expense	
Impairement Loss	34,200.00
Total Other Expense	34,200.00
Total Other Expense	34,200.00
Net Other Income	1,079,496.19
Net Income	-3,348,748.57

AEXLAB Inc.
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
Coinbase - USD	811,166.58
Chase Checking 4911	4,212,692.24
Total Checking/Savings	5,023,858.82
Other Current Assets	
Deferred Tax Asset	1,110,695.00
Prepaid expenses	848.69
Prime Trust Holdback II	74,324.97
Total Other Current Assets	1,185,868.66
Total Current Assets	6,209,727.48
Fixed Assets	
Software Development	480,167.86
Accumulated Depreciation	-13,969.76
Furniture and Equipment	211,420.77
Total Fixed Assets	677,618.87
Other Assets	
Crypto Assets	744,878.04
Security Deposit	39,624.92
Total Other Assets	784,502.96
TOTAL ASSETS	**7,671,849.31**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Accrued Expenses	48,029.72
Total Other Current Liabilities	48,029.72
Total Current Liabilities	48,029.72
Total Liabilities	48,029.72
Equity	
Capital Stock	
Paid in Capital	10,972,543.52
Class A ,Common Stock 5,000,000	4.64
Class B,Common Stock 2,000,000	20.00
Total Capital Stock	10,972,568.16
Net Income	-3,348,748.57
Total Equity	7,623,819.59
TOTAL LIABILITIES & EQUITY	**7,671,849.31**

CERTIFICATION

I, /s/ Jonathan Ovadia, Principal Executive Officer of AEXLAB INC., hereby certify that the financial statements of AEXLAB INC. included in this Report are true and complete in all material respects.

/s/ Jonathan Ovadia

CEO